Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an email to be sent by Stephen Murdoch, Chief Executive Officer of Micro Focus International plc, to all employees of Micro Focus International plc, followed by an email from Kevin Loosemore, Executive Chairman.

Project Seattle - Day 0 Announcement:
Stephen Murdoch email to all Micro Focus employees

Purpose of Document: Email to be sent to Micro Focus employees to follow Kevin, share news, further information and interpretation, focus on BAU

To: All Micro Focus

Distribution Date: Following announce on Sept 7th

Subject Line: Micro Focus Announces Proposed Merger with Hewlett Packard Enterprise Software

Team,

By now you will have seen Kevin’s note on the exciting news we have just announced regarding a proposed merger of Micro Focus with the Software Business Segment of Hewlett Packard Enterprise (HPE).

This is a huge moment in the history of Micro Focus and on a personal level I am proud of the progress we have made as a team which enabled us to take advantage of this transformational opportunity, and I’d encourage you to watch Kevin’s video giving his perspective on the transaction.

There are a number of key similarities between Micro Focus and HPE Software, which as well-respected and established software infrastructure providers in their own right, together become one of the world’s largest pure-play infrastructure software companies.

The combination of Micro Focus and HPE Software is great news for existing and potential customers, with a portfolio that delivers outstanding product capability to support today’s key IT and business initiatives in Mobile, Cloud, DevOps, Internet of Things, Big Data and Analytics.

HPE Software offers solutions in IT Management, Information Management & Governance, Enterprise Security Products (providing opportunity to expand our existing offering) and Big Data Analytics, which is a fast growing and exciting new area for us.

The proposed merger is entirely consistent with our strategy: an operating model focused on managing mature infrastructure software products, and a growth strategy based on a mix of organic and highly selective acquisitions. That strategy led us here, to a combination that once complete will secure our position as a global leader in infrastructure software.

There is further good news, as we have also confirmed at the same time that Hewlett Packard and SUSE have agreed to enter into a Memorandum of Understanding on a commercial partnership that will name SUSE as Hewlett Packard’s preferred Linux partner.

These are all exciting developments but there is much work ahead of us before we can expect the transaction to close. Therefore until then we need to ensure we do two things above all else.

Firstly, talk to our customers and ensure they know how positively we feel about this combination in terms of the new capabilities we can offer to support their businesses but that in the meantime they can rest assured that we will not be distracted from our commitment of delivering great products and service to them. To that end, there is an email template for our sales teams to use proactively to reach out to our customers and reassure them of our continued focus on our commitments today.  Remember, if we do not talk to them then we allow the competition to put their spin on what this means.

Secondly – our business performance is the thing we control. Do not get distracted from that. Take a moment and reflect on the opportunities this will open up for the future but remember none of that matters if we fail to deliver this quarter, this half and this year.

We have told the market that the immediate focus will be to ensure that the merger is managed with minimal disruption to the product development, sales, support and administrative functions of the existing businesses. By closing out a strong Q2, H1 and FY17 thereafter, we set ourselves up well to take on this new challenge, so please continue to ensure your first priority is to deliver on your existing commitments.

I look forward to talking more about this with you in the coming months.

Very best regards,

Stephen

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.